UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2022

SilverBox Engaged Merger Corp I

(Exact name of registrant as specified in its charter)

Delaware	001-40118	85-4169699
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1250 S. Capital of Texas Highway Building 2, Suite 285 Austin, TX		78746
(Address of principal executive offices)		(Zip Code)

(512) 575-3637

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	SBEAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	SBEA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SBEAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 4, 2022, SilverBox Engaged Merger Corp I, a Delaware corporation (“SilverBox”), entered into a First Amendment to Business Combination Agreement (the “Amendment”) as an amendment to the previously announced Business Combination Agreement (the “Original Agreement” and as amended by the Amendment, the “Business Combination Agreement”), dated as of November 2, 2021, by and among SilverBox, Authentic Brands LLC, a Delaware limited liability company (“Authentic Brands”) and the indirect parent of Black Rifle Coffee Company LLC, a Delaware limited liability company (“BRCC”), Grand Opal Investment Holdings, Inc., a Delaware corporation (“Blocker”), BRC Inc., a Delaware corporation and wholly owned direct subsidiary of SilverBox (“PubCo”), SBEA Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and BRCC Blocker Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of SilverBox (“Merger Sub 2”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) SilverBox will merge with and into Merger Sub 1 (the “SilverBox Merger”), with Merger Sub 1 surviving the SilverBox Merger as a wholly owned subsidiary of PubCo; and (b) immediately following the SilverBox Merger, Merger Sub 2 will merge with and into Blocker (the “Blocker Merger” and, together with the SilverBox Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Blocker surviving as a wholly owned subsidiary of Merger Sub 1. The Amendment was unanimously approved by SilverBox’s board of directors.

The Amendment provides for, among other things, that Authentic Brands will set aside an amount equal to the potential make-whole premium due in respect of the outstanding preferred units of Authentic Brands at the consummation of the Business Combination and, within 60 calendar days after the consummation of the Business Combination, Authentic Brands will either (i) pay such make-whole premium, if any, in cash when due to the former preferred unitholders or (ii) issue (or cause to be issued) additional equity in the form of shares of PubCo Class A common stock at $10.00 per share and Authentic Brands common units at $10.00 per unit (and, in the case of Authentic Brands common units, accompanied by a corresponding number of shares of PubCo Class B common stock) to the existing shareholders of Blocker and existing unitholders of Authentic Brands, respectively, with an aggregate value of such additional equity equal to the amount set aside. The Amendment also clarifies that holders of Authentic Brands preferred units were not intended to become parties to the Investor Rights Agreement with respect to the shares of common stock they will own in PubCo (representing in the aggregate less than 3% of the common stock of PubCo outstanding as of the closing of the Business Combination), and that the definition of “Continuing Company Units” in the Business Combination Agreement incorrectly omitted a deduction for the cash portion of the Blocker merger consideration paid in respect of its existing Authentic Brands common units. The Amendment further clarifies that the cash portion of the Blocker merger consideration paid with respect to Blocker’s preferred units of Authentic Brands will be taken into account in determining the amount of cash initially available to redeem Authentic Brands common units and in calculating the net equity value of Authentic Brands upon which its continuing equity stake is calculated.

All other material terms of the Original Agreement, which was previously filed by SilverBox as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2021 (the “November 2 Form 8-K”), remain the same.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. References herein to the Original Agreement are qualified in their entirety by the terms and conditions of the Original Agreement, a copy of which is attached as Exhibit 2.1 to the November 2 Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1	First Amendment to Business Combination Agreement dated as of January 4, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

Additional Information about the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the SEC. The Form S-4 includes a preliminary proxy statement of SBEA and a preliminary prospectus of PubCo. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SBEA stockholders as of a record date to be established for voting on the proposed business combination. SBEA also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination has been included in the Form S-4 filed by PubCo with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SBEA, PubCo or Authentic Brands, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 4, 2022

SILVERBOX ENGAGED MERGER CORP I

By:	/s/ Daniel E. Esters
Name:	Daniel E. Esters
Title:	Chief Financial Officer

Exhibit 2.1

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This First Amendment to Business Combination Agreement (this “Amendment”) is entered into as of January 4, 2022, by and among SilverBox Engaged Merger Corp I, a Delaware corporation (“SilverBox”), BRC Inc., a Delaware corporation and wholly owned subsidiary of SilverBox (“Pubco”), SBEA Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Merger Sub 1”), BRCC Blocker Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of SilverBox (“Merger Sub 2”), Grand Opal Investment Holdings, Inc., a Delaware corporation (“Blocker Corp”), and Authentic Brands, LLC, a Delaware limited liability company (the “Company”). SilverBox, Pubco, Merger Sub 1, Merger Sub 2, Blocker Corp and the Company shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Any capitalized term used but not defined in this Amendment shall have the meaning ascribed to such term in the Combination Agreement (as defined herein).

RECITALS

WHEREAS, the Parties previously entered into that certain Business Combination Agreement, dated as of November 2, 2021 (as may be further amended or modified from time to time, the “Combination Agreement”);

WHEREAS, Section 9.3 of the Combination Agreement provides that the Combination Agreement may be amended or modified only by a written agreement executed and delivered by the Parties; and

WHEREAS, the Parties desire to modify and amend the Combination Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

AMENDMENT

1.   The third full paragraph on page 4 of the Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, at the Closing, Pubco, the Sponsor, the Existing Company Unitholders (other than holders of Existing Company Preferred Units, Blocker Corp and the Blocker Corp Shareholders) and the Company will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit D (the “Investor Rights Agreement”), pursuant to which, among other things, the Existing Company Unitholders (other than holders of Existing Company Preferred Units, Blocker Corp and the Blocker Corp Shareholders) will be granted certain registration rights with respect to their respective shares of Pubco Common Stock, will agree not to effect certain sales or transfers of a portion of the Equity Securities of Pubco held by any of them during the lock-up period described therein, will agree to be bound by certain voting obligations with respect to election of Directors and will agree on certain other corporate governance matters, in each case, on the terms and subject to the conditions therein;”

2.   Section 1.1 of the Combination Agreement is hereby amended by adding the following definitions in proper alphabetical order:

““Applicable Premium” means the greater of (a) 1.0% of the principal amount of the Existing Company Preferred Units and (b) on any redemption date, the excess (to the extent positive) of (i) the present value at such redemption date of (A) the redemption price equal to 100% of the total outstanding principal amount thereof at December 31, 2022, plus (B) all required distributions payments due on such Existing Company Preferred Units to and including such date set forth in clause (A) (excluding accrued but unpaid interest, if any), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate (as defined in the Company LLC Agreement) at such redemption date plus 50 basis points, over (ii) the outstanding principal amount of such Existing Company Preferred Units, in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.”

““Applicable Premium Account” has the meaning set forth in Section 2.7(a).”

““Supplemental Company Common Units” means, collectively, the aggregate number of Company Common Units equal to (a) the Supplemental Equity minus (b) the Supplemental Pubco Class A Shares.”

““Supplemental Equity” means, collectively, the aggregate number of Company Common Units and Pubco Class A Shares equal to the quotient of (a) the amount of proceeds from the Applicable Premium Account and (b) $10.00.”

““Supplemental Pubco Class A Shares” means, collectively, the aggregate number of Pubco Class A Shares equal to the pro rata portion of the Supplemental Equity attributable to Blocker Corp in respect of the Existing Company Common Units it held immediately prior to the consummation of the Business Combination.”

3.   The definition of “Common Unit Redemption Amount” under Section 1.1 of the Combination Agreement is hereby amended and restated in its entirety as follows:

““Common Unit Redemption Amount” means, as of the Reference Time, the amount of cash equal to (a) the Aggregate Cash Raised, plus (b) Company Cash, minus (c) Unpaid Company Expenses and SilverBox Expenses, minus (d) the Preferred Unit Redemption Amount, minus (e) the amount of the Indebtedness of the Group Companies to be repaid at the Closing pursuant to Section 2.4(d), minus (f) the amount of the cash portion of the Blocker Merger Consideration paid in respect of Existing Company Common Units and Existing Company Preferred Units, minus (g) the Company Minimum Retained Cash Amount; provided, however, that the Common Unit Redemption Amount shall not exceed an amount equal to $117,703,000 minus the cash portion of the Blocker Merger Consideration paid in respect of Existing Company Common Units. A sample calculation of the Common Unit Redemption Amount is set forth on Annex C to this Agreement.”

4.   The definition of “Continuing Company Unit” under Section 1.1 of the Combination Agreement is hereby amended and restated in its entirety as follows:

““Continuing Company Units” means, collectively, the aggregate number of Company Common Units equal to the difference between (a) the Aggregate Company Units minus (b) the quotient of (i) the sum of the Common Unit Redemption Amount plus the cash portion of the Blocker Merger Consideration paid in respect of Existing Company Common Units, and (ii) $10.00.”

5.   The definition of “Net Equity Value” under Section 1.1 of the Combination Agreement is hereby amended and restated in its entirety as follows:

““Net Equity Value” means (a) an amount equal to $1,577,289,500 minus (b) the Unpaid Company Expenses in excess of $30,000,000, minus (c) the Preferred Unit Redemption Amount, minus (d) the cash portion of the Blocker Merger Consideration paid in respect of Existing Company Preferred Units, plus (e) the product of (i) the Additional Subject Shares (as defined in the Sponsor Letter Agreement), if any, and (ii) $10.00.”

6.   The definition of “Preferred Unit Redemption Amount” under Section 1.1 of the Combination Agreement is hereby amended and restated in its entirety as follows:

““Preferred Unit Redemption Amount” means (a) the aggregate amount payable for the redemption of the issued and outstanding Existing Company Preferred Units as of the Closing Date based on the redemption price as set forth in the Company LLC Agreement, including the amount of any change of control or redemption fees, premium (including, for the avoidance of doubt, the Applicable Premium) or other amounts payable in connection therewith, minus (b) the cash portion of the Blocker Merger Consideration paid in respect of Existing Company Preferred Units.”

7.   The first clause of Section 2.1(f)(i) of the Combination Agreement is hereby amended and restated in its entirety as follows:

“On the terms and subject to the conditions set forth in this Agreement (including, for the avoidance of doubt, Section 2.7) and in accordance with the DLLCA,”

2

8.   Article 2 of the Combination Agreement is hereby amended by adding the following paragraph as a new Section 2.7:

“Section 2.7   Post-Closing Adjustments.

(a)   Notwithstanding anything to the contrary in this Agreement (including, for the avoidance of doubt, Section 2.1(f)), on the Closing Date, the Company shall (i) withhold from the Preferred Unit Redemption Amount an amount equal to the Applicable Premium and (ii) deposit such amount in a segregated bank account of the Company (the “Applicable Premium Account”) to be held for a period not exceeding 60 calendar days following the Closing Date.

(b)   No later than 60 calendar days following the Closing Date, the proceeds from the Applicable Premium Account shall be allocated by the Company as follows: (i) if the Applicable Premium is payable to the former holders of Existing Company Preferred Units, then the Company shall use all of the proceeds from the Applicable Premium Account to pay the Applicable Premium to the former holders of Existing Company Preferred Units on a pro rata basis; and (ii) if the Applicable Premium is not payable to the former holders of Existing Company Preferred Units, then (A) the Company shall issue the Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker Corp) on a pro rata basis, (B) Pubco shall issue (1) a number of Pubco Class B Shares equal to the number of Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker Corp) on a pro rata basis and (2) the Supplemental Pubco Class A Shares to the Blocker Corp Shareholders on a pro rata basis, and (C) the Company shall release the Applicable Premium held in the Applicable Premium Account to the Company to make such funds available for use as general working capital funds.

(c)   For the purpose of determining whether the Applicable Premium shall be payable or not payable to the former holders of Existing Company Preferred Units, (x) the threshold $1.25 billion equity value of the Company, as referenced in Section 8.13(b) of the Company LLC Agreement, shall be determined using the 30-day volume-weighted average price calculated as of the later of the 30th day following the Closing Date and the date on which the Form S-1 Shelf (as defined in the Investor Rights Agreement) is declared effective by the SEC, and (y) in computing such threshold, the Common Unit Redemption Amount shall be added to the foregoing calculation of the Company’s equity value based upon the 30-day volume weighted average price.

9.   Clause (y) of the first sentence of Section 5.6 of the Combination Agreement is hereby amended and restated in its entirety as follows:

“(y) a prospectus of Pubco that will be used to register the Pubco Common Stock and Pubco Warrants to be issued in connection with the transactions contemplated by this Agreement (other than the Pubco Common Stock issuable in exchange for the SilverBox Class C Shares pursuant to Section 2.2(b)(iii)).”

10.   Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Combination Agreement, all of which shall remain in full force and effect.

11.   Article 9 of the Combination Agreement is hereby incorporated herein by reference, mutatis mutandis.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first written above.

SILVERBOX ENGAGED MERGER CORP I

By:	/s/ Steve Kadenacy
Name:	Steve Kadenacy
Title:	Chief Executive Officer

BRC INC.

By:	/s/ Steve Kadenacy
Name:	Steve Kadenacy
Title:	Chief Executive Officer

SBEA MERGER SUB LLC

By:	/s/ Steve Kadenacy
Name:	Steve Kadenacy
Title:	Chief Executive Officer

BRCC BLOCKER MERGER SUB LLC

By:	/s/ Steve Kadenacy
Name:	Steve Kadenacy
Title:	Chief Executive Officer

[Signature Page to First Amendment to Business Combination Agreement]

GRAND OPAL INVESTMENT HOLDINGS, INC.

By:	/s/ Almudena de Egana Huerta
Name:	Almudena de Egana Huerta
Title:	Authorized Signatory

[Signature Page to First Amendment to Business Combination Agreement]

AUTHENTIC BRANDS, LLC

By:	/s/ Tom Davin
Name:	Tom Davin
Title:	Co-Chief Executive Officer

[Signature Page to First Amendment to Business Combination Agreement]